Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form  S-8 of our report, relating to (1) the consolidated financial statements (before retrospective adjustments to the consolidated financial statements) of VAALCO Energy, Inc. and subsidiaries (not presented herein) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's recurring losses from operations and insufficient liquidity due to depressed oil and gas prices, raising substantial doubt about its ability to continue as a going concern) and (2) the financial statement schedule of VAALCO Energy, Inc., dated March 16, 2016, appearing in the Annual Report on Form 10-K of VAALCO Energy, Inc. for the year ended December 31, 2016.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

June  19, 2017